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SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 11-K/A

Amendment No. 1 to

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2000
OR
/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from to

Commission file number 0-8570

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING
AND INVESTMENT PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MANDALAY RESORT GROUP
3950 Las Vegas Boulevard South
Las Vegas, Nevada 89119

MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Public Accountants	3
Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000	5
Notes to Financial Statements	6-11
Schedules:
Combining Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999	12-13
Combining Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000	14
Schedule of Assets Held for Investment Purposes December 31, 2000	15
Reportable Transactions for the Year Ended December 31, 2000	16

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Mandalay Resort Group:

    We have audited the accompanying statements of net assets available for benefits of MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND INVESTMENT PLAN (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

    Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules of the Combining Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999, the Combining Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000 and Reportable Transactions For the Year Ended December 31, 2000 are presented for purposes of additional analysis of the financial statements and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Las Vegas, Nevada
June 7, 2001

MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2000 AND 1999

	2000	1999
CASH	$5,530,083	$4,831,502
CONTRIBUTIONS RECEIVABLE:
Employee	322,474	133,657
Employer	—	86,296
INVESTMENTS, at contract or market value:
Mandalay Common Stock Fund (cost of $11,859,333 and $12,150,663)	12,402,497	11,511,017
Fixed Income Fund (cost of $29,891,509 and $26,573,021)	29,891,509	26,573,021
General Common Stock Fund (cost of $10,752,739 and $8,205,754)	14,003,212	13,426,505
U.S. Government Securities Fund (cost of $1,886,450 and $1,662,419)	1,928,105	1,624,903
Capital Fund (cost of $7,013,279 and $5,875,046)	6,589,007	5,724,512
Small Capitalization Index Fund (cost of $5,029,554 and $3,227,482)	4,497,002	3,479,478
International Growth Fund (cost of $3,770,828 and $2,135,274)	3,458,748	2,945,358
ESOP Fund (cost of $8,154,979 and $9,255,348)	6,669,461	6,943,749

NET ASSETS	$85,292,098	$77,279,998

The accompanying notes are an integral part of these statements.

MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2000

CONTRIBUTIONS:
Employee	$9,755,882
Employer automatic	4,926,413
Employer matching	548,070

Total contributions	15,230,365

INVESTMENT INCOME:
Interest	1,971,255
Cash dividends	436,809

Total investment income	2,408,064

INVESTMENT LOSSES:
Realized losses, net	(61,784)
Unrealized depreciation	(325,791)

Total net investment losses	(387,575)

INCREASE BEFORE DISTRIBUTIONS	17,250,854
BENEFIT DISTRIBUTIONS	(9,238,754)

INCREASE IN NET ASSETS	8,012,100
NET ASSETS, beginning of year	77,279,998

NET ASSETS, end of year	$85,292,098

The accompanying notes are an integral part of this statement.

MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000

(1) Description of the Plan

    The following description of the Mandalay Resort Group Employees' Profit Sharing and Investment Plan (the "Plan") provides only general information. Plan participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

    The Plan was adopted as a 401(k) plan by the Board of Directors of Circus Circus Enterprises, Inc. in August 1985. Effective June 18, 1999, the Company's name was changed from Circus Circus Enterprises, Inc. to Mandalay Resort Group ("MRG"). The Plan has been approved by the Board of Directors of each of its wholly owned subsidiaries which are participating employers (collectively referred to as the "Company"). Certain other amendments have been made to the Plan from time to time, including those necessary to comply with Internal Revenue Service and Department of Labor guidelines.

    The Plan is administered by MRG except with respect to investments (see Note 2). Plan amendments must be approved by MRG's Board of Directors.

    The Plan is a voluntary defined contribution plan covering primarily nonunion employees of at least age 21 who have completed one year of service, including at least 1,000 hours of service as defined in the Plan. Employees may enter the Plan in the January or July of each year that follows the date that eligibility requirements are met. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

    Effective May 1999, the Plan changed its trustee from Bank of America to Wells Fargo Bank.

Contributions

    Contributions to the Plan are limited under certain provisions of the Internal Revenue Code (the "Code").

  Employee Savings Contributions

    The Plan provides for each participant to contribute up to 15 percent of his/her compensation unless otherwise reduced to comply with limitations as contained in the Code. The participants may elect to have such contributions invested in any of seven investment options (see Note 2 "Investment Options").

    Savings contributions are accepted on the condition that they fall within certain limitations contained in the Plan document. Savings contributions that do not comply with those limitations are returned (with the earnings, if any, on such amount) to the participant after the Plan year end.

  Automatic Contributions

    The Company contributes an amount to each eligible participant's account annually based on years of credited service (as defined). Automatic contributions, ranging from $250 for one year of credited service to $800 for eight or more years of credited service, are funded in cash.

  Employer Matching Contributions

    The Company matches 25% of participant savings contributions up to specified maximum amounts per participant ranging from $62.50 for one year of credited service to $200 for eight or more years of credited service. The contributions are funded in cash.

  Employer Discretionary Contributions

    The Plan also provides for discretionary contributions to be made by the Company, if approved by MRG's Board of Directors. No employer discretionary contributions had been made through December 31, 2000.

Vesting

    Employer contributions and earnings thereon begin vesting in annual 25% increments after three years of service (as defined in the Plan) and are completely vested after six years of service. All employee contributions and earnings thereon are 100% vested.

    The Plan requires a participant to reach age 65 and to complete five years of Plan participation to qualify for normal retirement. All accounts are fully vested at the time of normal retirement. In the event of death or total disability (as defined) of a participant, the participant's accounts also become fully vested.

    Upon termination of employment prior to normal retirement, total disability or death, the unvested portion of a participant's account is forfeited. Such forfeitures of $347,159 occurring during the 1999 Plan year were allocated among the remaining participants in proportion to the respective participant's automatic contributions for the 2000 Plan year.

Benefits

    The benefit to which a participant is entitled is paid in a lump sum. The following benefits are payable under the provisions of the Plan:

  Retirement Benefit

    Upon the later of reaching normal retirement age (65 years of age) or accumulating five years of Plan participation, a participant is entitled to a retirement benefit in an amount equal to 100% of the participant's account balance.

  Death Benefit

    In the event of the death of a participant, such participant's designated beneficiary is entitled to a death benefit in an amount equal to 100% of the participant's account balance.

  Disability Benefit

    In the event a participant becomes totally disabled (as defined), such participant is entitled to a disability benefit in an amount equal to 100% of the participant's account balance.

  Severance of Employment Benefit

    In the event a participant's employment with the Company is terminated (for reasons other than retirement, death or disability), such participant is entitled to a severance of employment benefit in an amount equal to the participant's vested account balance.

  Benefits Payable

    Net assets available for benefits at December 31, 2000 and 1999 include the market values of $345,666 and $442,450, respectively, for distributions to be paid subsequent to year end. These amounts have not been reflected in the attached balance sheet and are a reconciling item to the Form 5500.

  Concentrations of Credit Risk

    All investments of the Plan are stated at quoted market values as of the date of the statement. The Plan provides for investment in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for plan benefits. Realized gains/losses on investments sold and the unrealized gains/losses on investments held during the year are determined on a revalued cost basis.

(2) Investment Options

    Effective January 1, 1996, all employer contributions are made in cash and are directed to investment options in accordance with the participant's investment election as of the last day of the Plan year. All employee contributions are invested among the following seven investment options available under the Plan, at the direction of the participant. Employee contributions cannot be invested in the ESOP fund. Amounts in the ESOP fund represent employer contributions invested prior to January 1, 1996. No portion of the ESOP fund investments may be directed by participants into other funds prior to 1999. To the extent a participant does not specifically designate investment elections, undesignated amounts will be invested in Fund B, the Fixed Income Fund, unless Wells Fargo Bank (the "Trustee") designates a different default fund or until a designation can be obtained from the participant. The participant-directed investment options available are as follows:

  Fund A—Mandalay Common Stock Fund

    This Fund is invested by the Trustee, primarily in MRG common stock. The Trustee has discretion as to the timing and manner of purchasing shares of common stock. Cash dividends or interest, if any, are reinvested in this fund, and any stock dividends or shares issued pursuant to a stock split on the shares held by this fund will be added to this fund.

    The respective numbers of shares of MRG common stock held by this fund as of the dates indicated are as follows:

	December 31,
	2000	1999
Number of shares	565,356	571,976

  Fund B—Fixed Income Fund

    Investments in Fund B are generally invested by the Trustee in the Merrill Lynch Retirement Preservation Trust (the "Merrill Lynch Fund"), which is a collective trust fund available for investments by qualified retirement plans. The Merrill Lynch Fund's investment goal is to obtain high current income consistent with the preservation of capital and the maintenance of liquidity. The Merrill Lynch Fund is invested primarily in contracts issued by insurance companies and banks which provide for a return of principal plus interest, either periodically or at maturity. Investments may also include money market instruments. Merrill Lynch Trust Company ("Merrill Lynch") and Merrill Lynch Asset Management, L.P. (entities entirely owned, directly or indirectly, by Merrill Lynch & Co., Inc.) are the trustee and the investment advisor, respectively, of the Merrill Lynch Fund.

  Fund C—General Common Stock Fund

    This fund is invested by the Trustee in the S&P 500 Index Portfolio (the "Portfolio"), an investment fund constituting a part of the SEI Index Funds and managed by SEI Investments Fund Management. The Portfolio seeks to provide investment results that correspond to the aggregate price and dividend performance of the securities in the Standard & Poor's 500 Composite Price Index.

  Fund D—U.S. Government Securities Fund

    This fund is invested by the Trustee in institutional shares of the Federated U.S. Government Securities Fund: 2-5 years (the "U.S. Fund"). The U.S. Fund invests in U.S. government securities to provide current income, and invests only in those securities with remaining maturities of five years or less.

  Fund E—Capital Fund

    This fund is invested by the Trustee in Class A shares of Merrill Lynch Capital Fund, Inc. (the "Capital Fund"). The Capital Fund seeks to achieve high total investment return consistent with prudent risk by investing in equity securities, corporate bonds or money market securities.

  Fund F—Small Capitalization Index Fund

    This fund is invested by the Trustee in the Small Capitalization Stock Portfolio of the Vanguard Index Trust (the "Small Cap Fund") and is administered by Vanguard's Core Management Group. The Small Cap Fund seeks to replicate the aggregate price and yield performance of the Russell 2000 Small Stock Index, a broadly diversified small-capitalization stock index consisting of approximately 2,000 common stocks.

  Fund G—International Growth Fund

    This fund is invested by the Trustee in the Scudder International Fund (the "International Fund"), one of a series of funds of Scudder International Fund, Inc. and is managed by Scudder Kemper Investments, Inc. The International Fund seeks long-term growth of capital by investing in a diversified portfolio of marketable stocks issued by non-U.S. companies, thus permitting participation in foreign economies having prospects for growth.

(3) Summary of Significant Accounting Policies

Basis of Accounting

    The Plan's financial statements are prepared on a modified accrual basis.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Plan Expenses

    Plan expenses, including accounting, legal, trustee and any other costs of administering the Plan, are paid by the Company or charged to the Plan at the discretion of MRG's Board of Directors. All Plan expenses during 2000 were paid by the Company.

Valuation of Investments

    Contributions to the Fixed Income Fund beginning in 1991 are placed in the Merrill Lynch Fund. The interest rate earned on such investments represents the weighted average rate determined by the individual contracts or investments that make up the Trust. The investment in such accounts reflected in the statements of net assets available for benefits is stated at the amount of the contributions plus the interest earned to date.

    The values of the General Common Stock Fund, U.S. Government Securities Fund, Capital Fund, Small Capitalization Index Fund and the International Growth Fund are based on the closing prices of the investments included in those funds at December 31, 2000 and 1999, respectively.

    The value of the MRG Common Stock Fund and the ESOP Fund are based on the latest available quoted closing price of the Company's common stock, which was $21.94 and $20.13 per share as of December 31, 2000 and 1999, respectively.

(4) Federal Income Taxes

    The Company received a favorable determination letter, dated July 22, 1997, from the Internal Revenue Service with respect to the tax exempt status of the Plan (under Code Section 401(a)), and as to whether the Plan qualifies for deferred tax treatment of contributions (under Code Section 401(k)). In management's opinion, within the limits established by the Plan, a participant in the Plan is not subject to any federal income tax on the contributions of the participant or the Company, or on the dividends, interest or profits from sales of securities held by the Trustee, until such amounts are withdrawn by the participant.

(5) Plan Termination

    Although the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan in whole or in part at any time.

(6) Recent Plan Amendments

    A Fourteenth Amendment to the Plan was approved by the Board of Directors on November 21, 2000, and provides for a 2% automatic employee contribution effective April 1, 2001. The 2% automatic employee contribution applies to those participants in the Plan who do not otherwise have an employee contribution agreement in effect and have not formally declined the automatic employee contribution.

MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND INVESTMENT PLAN

COMBINING STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2000

	TOTAL	MANDALAY COMMON STOCK FUND FUND A	FIXED INCOME FUND FUND B	GENERAL COMMON STOCK FUND FUND C	U.S. GOVERNMENT SECURITIES FUND FUND D	CAPITAL FUND FUND E	SMALL CAPITALIZATION INDEX FUND FUND F	INTERNATIONAL GROWTH FUND FUND G	ESOP FUND
ASSETS
CASH	$5,530,083	$488,826	$3,487,743	$634,987	$121,189	$341,192	$226,322	$187,679	$42,145
CONTRIBUTIONS RECEIVABLE:
Employee	322,474	35,407	83,104	87,259	13,356	38,088	33,574	31,686	—
Employer	—	—	—	—	—	—	—	—	—
EMPLOYEE TRANSFERS	—	(65,699)	7,607	139,802	16,739	(40,230)	49,670	(107,889)	—
INVESTMENTS, at contract or market value:
Mandalay Common Stock Fund	12,402,497	12,402,497	—	—	—	—	—	—	—
Fixed Income Fund	29,891,509	—	29,891,509	—	—	—	—	—	—
General Common Stock Fund	14,003,212	—	—	14,003,212	—	—	—	—	—
U.S. Government Securities Fund	1,928,105	—	—	—	1,928,105	—	—	—	—
Capital Fund	6,589,007	—	—	—	—	6,589,007	—	—	—
Small Capitalization Index Fund	4,497,002	—	—	—	—	—	4,497,002	—	—
International Growth Fund	3,458,748	—	—	—	—	—	—	3,458,748	—
ESOP Fund	6,669,461	—	—	—	—	—	—	—	6,669,461

NET ASSETS	$85,292,098	$12,861,031	$33,469,963	$14,865,260	$2,079,389	$6,928,057	$4,806,568	$3,570,224	$6,711,606

The accompanying notes are an integral part of these statements.

MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND INVESTMENT PLAN

COMBINING STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 1999

	TOTAL	MANDALAY COMMON STOCK FUND FUND A	FIXED INCOME FUND FUND B	GENERAL COMMON STOCK FUND FUND C	U.S. GOVERNMENT SECURITIES FUND FUND D	CAPITAL FUND FUND E	SMALL CAPITALIZATION INDEX FUND FUND F	INTERNATIONAL GROWTH FUND FUND G	ESOP FUND
ASSETS
CASH	$4,831,502	$510,892	$3,061,244	$494,869	$106,994	$305,614	$154,554	$113,996	$83,339
CONTRIBUTIONS RECEIVABLE:
Employee	133,657	16,862	42,474	30,755	6,737	16,596	11,120	9,113	—
Employer	86,296	8,201	56,415	9,128	1,975	5,624	2,850	2,103	—
EMPLOYEE TRANSFERS	—	(21,264)	(24,035)	149,883	(74,144)	(135,725)	23,286	81,999	—
INVESTMENTS, at contract or market value:
Mandalay Common Stock Fund	11,511,017	11,511,017	—	—	—	—	—	—	—
Fixed Income Fund	26,573,021	—	26,573,021	—	—	—	—	—	—
General Common Stock Fund	13,426,505	—	—	13,426,505	—	—	—	—	—
U.S. Government Securities Fund	1,624,903	—	—	—	1,624,903	—	—	—	—
Capital Fund	5,724,512	—	—	—	—	5,724,512	—	—	—
Small Capitalization Index Fund	3,479,478	—	—	—	—	—	3,479,478	—	—
International Growth Fund	2,945,358	—	—	—	—	—	—	2,945,358	—
ESOP Fund	6,943,749	—	—	—	—	—	—	—	6,943,749

NET ASSETS	$77,279,998	$12,025,708	$29,709,119	$14,111,140	$1,666,465	$5,916,621	$3,671,288	$3,152,569	$7,027,088

The accompanying notes are an integral part of these statements.

MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND INVESTMENT PLAN

COMBINING STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2000

	TOTAL	MANDALAY COMMON STOCK FUND FUND A	FIXED INCOME FUND FUND B	GENERAL COMMON STOCK FUND FUND C	U.S. GOVERNMENT SECURITIES FUND FUND D	CAPITAL FUND FUND E	SMALL CAPITALIZATION INDEX FUND FUND F	INTERNATIONAL GROWTH FUND FUND G	ESOP FUND
CONTRIBUTIONS:
Employee	$9,755,882	$1,049,764	$2,627,546	$2,592,055	$413,909	$1,193,291	$993,115	$886,202	—
Employer automatic	4,926,413	389,451	3,285,182	522,662	108,541	282,611	184,787	153,179	—
Employer matching	548,070	70,506	208,664	112,325	21,958	58,582	41,534	34,501	—

Total contributions	15,230,365	1,509,721	6,121,392	3,227,042	544,408	1,534,484	1,219,436	1,073,882	—

INVESTMENT INCOME:
Interest	1,971,255	—	1,876,814	—	94,441	—	—	—	—
Cash dividends	436,809	14,696	—	154,581	—	201,063	56,306	7,288	2,875

Total investment income	2,408,064	14,696	1,876,814	154,581	94,441	201,063	56,306	7,288	2,875

INVESTMENT GAINS (LOSSES):
Realized gains (losses), net	(61,784)	7,467	—	(32,595)	8,161	(9,694)	8,005	(32,047)	(11,081)
Unrealized appreciation (depreciation)	(325,791)	1,123,353	—	(1,500,444)	65,859	283,083	(184,348)	(661,967)	548,673

Total net investment gains (losses)	(387,575)	1,130,820	—	(1,533,039)	74,020	273,389	(176,343)	(694,014)	537,592

TRANSFERS	—	(487,750)	(543,271)	554,469	27,129	(294,944)	470,420	377,766	(103,819)

BENEFIT DISTRIBUTIONS	(9,238,754)	(1,332,164)	(3,694,090)	(1,648,934)	(327,074)	(702,556)	(434,539)	(347,267)	(752,130)

INCREASE IN NET ASSETS	8,012,100	835,323	3,760,845	754,119	412,924	1,011,436	1,135,280	417,655	(315,482)
NET ASSETS, beginning of year	77,279,998	12,025,708	29,709,118	14,111,141	1,666,465	5,916,621	3,671,288	3,152,569	7,027,088

NET ASSETS, end of year	$85,292,098	$12,861,031	$33,469,963	$14,865,260	$2,079,389	$6,928,057	$4,806,568	$3,570,224	$6,711,606

The accompanying notes are an integral part of these statements.

EIN# 88-0121916

MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 2000

At December 31, 2000 the Trustee held for the Plan the following investments:

	Number of Shares/Units	Cost	Contract/ Market Value
Mandalay Common Stock Fund*	565,356	$11,859,333	$12,402,497
Fixed Income Fund (Merrill Lynch Retirement Preservation Trust)	29,891,509	29,891,509	29,891,509
General Common Stock Fund (S&P 500 Index Portfolio—SEI Fund Management)	342,796	10,752,739	14,003,212
U.S. Government Securities Fund (Federated U.S. Government Securities Fund)	179,026	1,886,450	1,928,105
Capital Fund (Merrill Lynch Capital Fund)	216,958	7,013,279	6,589,007
Small Capitalization Index Fund (Vanguard Index Trust)	231,327	5,029,554	4,497,002
International Growth Fund (Scudder International Fund)	68,749	3,770,828	3,458,748
ESOP Fund* (Mandalay Common Stock)	304,021	8,154,979	6,669,461

	31,799,742	$78,358,671	$79,439,541

* Party in interest

EIN# 88-0121916

MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND INVESTMENT PLAN

REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2000
(In thousands, except number of transactions)

	Purchases
	Number of Transactions	Shares	Original Cost	Contract/ Market Value
REPORTABLE TRANSACTIONS BY ISSUE:
SEI Trust Funds Treasury	477	23,537	$23,537	$23,537
Merrill Lynch Retirement Preservation Trust	23	7,274	7,274	7,274
INDIVIDUALLY REPORTABLE TRANSACTIONS:
N/A
	Sales
	Number of Transactions	Shares	Original Cost	Proceeds	Gain (Loss)
REPORTABLE TRANSACTIONS BY ISSUE:
SEI Trust Funds Treasury	419	18,008	$18,008	$18,008	—
Merrill Lynch Retirement Preservation Trust	10	3,955	3,955	3,955	—
INDIVIDUALLY REPORTABLE TRANSACTIONS:
N/A

SIGNATURES

    The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Mandalay Resort Group, as Plan Administrator of the Mandalay Resort Group Employees' Profit Sharing and Investment Plan
June 28, 2001	By	/s/ GLENN SCHAEFFER Glenn Schaeffer President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

No.	Description
23	Consent of Arthur Andersen LLP

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MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND INVESTMENT PLAN INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND INVESTMENT PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2000 AND 1999
MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND INVESTMENT PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2000
MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2000
MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND INVESTMENT PLAN SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 2000
MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND INVESTMENT PLAN REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2000 (In thousands, except number of transactions)
SIGNATURES
EXHIBIT INDEX